UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)*



                  International Commercial Television Inc.
                            (Name of Issuer)

                     Common stock, $0.001 par value
                     (Title of Class of Securities)

                               45927E104
                            (CUSIP Number)

                    Praetorian Capital Management LLC
                    119 Washington Avenue, Suite 600
                         Miami Beach, FL  33139
                              305-938-2800
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             February 6, 2007
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 7 Pages




CUSIP No. 45927E104               13D                Page 2 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Capital Management LLC (See Item 2(A))


   I.R.S. Identification Nos. of above persons (entities only).
     13-4223355
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)               AF

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Delaware
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               3,156,745 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         3,156,745 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    3,156,745 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  20.0%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         IA
______________________________________________________________________


CUSIP No. 45927E104               13D                Page 3 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Offshore Ltd. (See Item 2(A))

   I.R.S. Identification Nos. of above persons (entities only).
     98-0465606
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)                WC

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Cayman Islands
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               2,823,000 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         2,823,000 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    2,823,000 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  17.9%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         OO
______________________________________________________________________





CUSIP No.  45927E104              13D                Page 4 of 7 Pages
______________________________________________________________________
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of International Commercial Television Inc. (the "Issuer"). The Issuer's principal executive offices are located at 10245 Sunrise Place NE, Bainbridge Island, WA 98110.


Item 2. Identity and Background
(a) This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, Praetorian Offshore Ltd. ("PO Ltd."), a Cayman Islands exempted company, and Praetorian Institutional Offshore Ltd. ("PIO Ltd."), a Cayman Islands exempted company (collectively, the "Funds") (collectively, the Management Company and the Funds are the "Reporting Person"). The Management Company serves as investment manager or advisor to the Funds with respect to the shares of Common Stock directly owned by the Funds. The Management Company makes the investment and voting decisions on behalf of the Funds but owns no direct investments in the securities of the Issuer. The Funds directly own the shares of the Common Stock of the Issuer but do not make any decisions as to voting or buying or selling shares of the Issuer.

(b) The address of the business office of the Reporting Person is c/o Praetorian Capital Management LLC, 119 Washington Avenue, Suite 600, Miami Beach, FL 33139.

(c) The principal business of the Management Company is to provide investment advisory services. The principal business of the Funds is to serve as investment funds under the direction of the Management Company.

(d) During the last five years, neither the Management Company nor the Funds have been convicted in a criminal proceeding.

(e) During the last five years, neither the Management Company nor the Funds have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Management Company is a Delaware limited liability company. The Funds are Cayman Islands exempted companies.


Item 3. Source and Amount of Funds or Other Consideration
As of February 6, 2008, the aggregate purchase price for 1,674,245 shares (see Item 5 (a)) of the Issuer's Common Stock purchased by the Fund was $3,761,427. The source of funding for the purchase of these shares was the Funds' working capital.







CUSIP No.  45927E104              13D                Page 5 of 7 Pages
______________________________________________________________________


Item 4. Purpose of Transaction
The Reporting Person acquired the Common Stock of the Issuer for investment in the ordinary course of business because it believes the shares represent an attractive investment opportunity.

The Reporting Person expects to acquire additional Common Stock via open-market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

The Reporting Person has no current expectation of attempting to influence management of the Issuer regarding its business plans, business processes, or directors or management personnel. The Reporting Person's purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. While the Reporting Person expects to be in periodic contact with the Issuer's management personnel, the Reporting Person is in full agreement with the Issuer's business plan.


Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Person is the beneficial owner of 3,156,745 shares of Common Stock, representing approximately 20.0% of the Issuer's outstanding Common Stock. As required under the SEC's regulations, the number of shares owned includes 1,482,500 shares of Common Stock which may be acquired under Warrant Agreements between the Issuer and the Reporting Person. The percentages set forth in this
Schedule 13D are calculated based on the 14,279,287 shares of Common Stock outstanding after a private placement dated December 4, 2007 (as defined in an e-mail from the company dated December 6, 2007). If the 1,482,500 warrants to purchase common shares (that were part of that same private placement) were exercised, the total number of shares outstanding would be 15,761,787, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The shares that may be acquired under the warrant agreements have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 1,674,245, which represents 11.7% of the 14,279,287 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrants).













CUSIP No.  45927E104              13D                Page 6 of 7 Pages
______________________________________________________________________


(b)  See Item 2(a).

(c) The following table sets forth all transactions by the Reporting Person with respect to the Common Stock of the Issuer.

                                No. of
                                Shares       Price
Reporting                 Buy/  Purchased    per
Person      Trade Date    Sell  (Sold)       share    How effected
PO Ltd.     12/4/2007  	  Buy   1,325,000	   $2.20 	Private Placement
PO Ltd.     12/10/2007    Buy   7,083        $2.70 	Open Market
PO Ltd.     12/11/2007    Buy   8,717        $2.68 	Open Market
PO Ltd.     12/12/2007    Buy   7,000        $2.64    Open Market
PO Ltd.     12/13/2007    Buy   7,000        $2.72    Open Market
PO Ltd.     12/14/2007    Buy   31,000       $2.81    Open Market
PO Ltd.     1/3/2008      Buy   8,585        $2.66    Open Market
PO Ltd.     1/4/2008      Buy   4,990        $2.63    Open Market
PO Ltd.     1/7/2008      Buy   7,000        $2.62    Open Market
PO Ltd.     1/9/2008      Buy   5,500        $2.47    Open Market
PO Ltd.     1/11/2008     Buy   15,300       $2.43    Open Market
PO Ltd.     1/14/2008     Buy   13,500       $2.49    Open Market
PO Ltd.     1/15/2008     Buy   9,900        $2.47    Open Market
PO Ltd.     1/16/2008     Buy   7,000        $2.52    Open Market
PO Ltd.     1/17/2008     Buy   9,185        $2.58    Open Market
PO Ltd.     1/18/2008     Buy   8,400        $2.66    Open Market
PO Ltd.     1/25/2008     Buy   2,000        $2.31    Open Market
PO Ltd.     1/28/2008     Buy   7,840        $2.44    Open Market
PO Ltd.     2/6/2008      Buy   13,000       $2.63    Open Market
PIO Ltd.    12/4/2007     Buy   157,500      $2.20    Private Placement
PIO Ltd.    12/10/2007    Buy   500          $2.70    Open Market
PIO Ltd.    12/11/2007    Buy   700          $2.68    Open Market
PIO Ltd.    12/12/2007    Buy   500          $2.64    Open Market
PIO Ltd.    12/13/2007    Buy   500          $2.72    Open Market
PIO Ltd.    12/14/2007    Buy   2,500        $2.81    Open Market
PIO Ltd.    1/3/2008      Buy   800          $2.66    Open Market
PIO Ltd.    1/4/2008      Buy   500          $2.63    Open Market
PIO Ltd.    1/7/2008      Buy   625          $2.62    Open Market
PIO Ltd.    1/9/2008      Buy   600          $2.47    Open Market
PIO Ltd.    1/11/2008     Buy   1,700        $2.43    Open Market
PIO Ltd.    1/14/2008     Buy   1,500        $2.49    Open Market
PIO Ltd.    1/15/2008     Buy   1,000        $2.47    Open Market
PIO Ltd.    1/16/2008     Buy   1,000        $2.52    Open Market
PIO Ltd.    1/17/2008     Buy   1,000        $2.58    Open Market
PIO Ltd.    1/18/2008     Buy   900          $2.66    Open Market
PIO Ltd.    1/25/2008     Buy   500          $2.31    Open Market
PIO Ltd.    1/28/2008     Buy   2,720        $2.44    Open Market
PIO Ltd.    2/6/2008      Buy   1,200        $2.63    Open Market








CUSIP No.  45927E104              13D                Page 7 of 7 Pages
______________________________________________________________________


(d)  Not Applicable

(e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None


Item 7. Material to Be Filed as Exhibits
None



Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008
_________________________________
Date


/s/ Harris B. Kupperman
_________________________________
Signature

Harris B. Kupperman
President, Praetorian Capital Management LLC
Director, Praetorian Offshore Ltd.
_________________________________
Name/Title






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)